Second Quarter 2019
Financial Review





ZIONS BANCORPORATION

July 22, 2019

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations regarding future events or determinations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the Bank's ability to meet operating leverage goals; the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to upgrade its core deposit system and implement new digital product in order to remain competitive; risks associated with information security, such as systems breaches and failures; and legislative, regulatory and economic developments. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Second Quarter 2019 Financial Highlights

Continued strong PPNR growth and profitability vs. year-ago period

✓ **EPS:** Diluted earnings per share increased from the year-ago period, to $0.99 in 2Q19 from $0.89
  - Adjusted PPNR less Net Charge-Offs / Share was $1.48 in 2Q19, up 10% over year-ago period

✓ **Adjusted pre-provision net revenue [1]:** Solid growth of 9% over year-ago period
  - Year-over-year adjusted revenue [1] increased 4%

✓ **Simple, Easy, Fast, Safe:**
  - Efficiency ratio was 59.0% in 2Q19, an improvement from 60.9% in the year ago period
  - Noninterest expense (NIE) and adjusted NIE [1] increased less than 1% from the year ago period

✓ **Loans & Deposits:**
  - Period-end loan balances increased nearly 7% from the year ago period
  - Average deposits increased 3% from the prior year; annualized cost of total deposits increased 27 basis points compared to the prior year, to 49 bps from 22 bps

✓ **Credit quality:** Credit quality continues to demonstrate strength
  - Classified loans declined 19% and nonperforming assets declined 27%, from the prior year period
  - Annualized net charge-offs/average loans were 12 basis points in the second quarter and net charge-offs equaled only 1 basis point of loans over the past 12 months

✓ **Return on Tangible Common Equity was 12.7%, compared to 12.4% in the prior year**
  - Over the prior twelve months, 20 million of common shares were repurchased, 10% of shares outstanding as of June 30, 2019

---

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Diluted Earnings per Share

EPS growth of 11% compared with the year-ago period



$0.89
$1.04
$1.08
$1.04
$0.99
2Q18
3Q18
4Q18
1Q19
2Q19

- Diluted earnings per share increased to $0.99 in 2Q19 from $0.89 in the year-ago period
- Other prior quarters included the following infrequent items:
  - *4Q18 of $0.02 per share benefit from: tax planning items related to the Tax Cut and Jobs Act*
  - *3Q18 of $0.04 per share benefit from: interest recoveries[(1)], a negative provision for credit losses, and truing up FDIC premiums*

(1) Interest income recoveries of greater than $1 million per loan

ZIONS BANCORPORATION

Adjusted Pre-Provision Net Revenue[1]

Year-over-year 9% improvement; Adjusted PPNR Less NCOs per share up 10%

- Growth primarily attributable to:
  - Strong loan growth which produced greater interest and fees on loans
  - Continued expense control
- Linked quarter improvement in Adjusted PPNR is primarily attributable to reduced noninterest expense

Adjusted PPNR



Adjusted PPNR Less Net Charge-Offs, per Share
(Pre-tax)



Dollars Per Share

	4Q14	4Q15	4Q16	4Q17	2Q18	3Q18	4Q18	1Q19	2Q19
Adj PPNR	0.72	0.86	1.06	1.24	1.29	1.41	1.53	1.46	1.55
(NCOs) Recoveries	(0.08)	(0.06)	(0.13)	(0.06)	0.06	0.01	0.04	-	(0.07)

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

5

ZIONS BANCORPORATION

Tech Initiatives On the Horizon: Digital and Simplification Investments



Investments seek to improve the customer experience while simplifying our processes

COMMERCIAL

SMALL BUSINESS

AFFLUENT

CONSUMER

CLIENT EXPERIENCE & ENGAGEMENT

✓ **Treasury Internet Banking 2.0** *2018-2019*
$10B demand deposits
$100MM fee income

Digital Business Loan Application *2019*
$2B loan balances
4,000 applications

✓ **Digital Mortgage Loan Application** *2019*
$2.5B funding
10,000 applications

Online and Mobile Banking Replacement *2020*
$35B deposits
~750,000 accounts

Small Business and Consumer Digital Account Opening *2016-2020*

Deposit Product Simplification *2016-2020*
1.5 million accounts

Public Website Relaunch *2018-2019*
3 million visits per month

FUTURECORE & ENABLING TECHNOLOGIES

Relationship Manager Mobile Enablement *2017-2020*

Automation Center of Excellence

✓ **FutureCore Release 1 & 2** *2017-2019*
Consumer, C&I, and commercial real estate lending core system replacement

FutureCore Release 3 *2022*
Deposits

ZIONS BANCORPORATION

Key Objectives

Growth through simplification and focus

- **Demonstrate long-term positive operating leverage:**
  - Achieve broad based loan and fee income growth through small business, middle market and capital markets
  - Manage noninterest expense growth linked to revenue growth and technology projects
  - Further strengthen the **Return *on* Capital**
- **Demonstrate peer group leading stability in overall financial performance**
- **Implement technology upgrade and digital strategies**
- **Increase automation and simplification**
- **Maintain a strong yet safe Return *of* Capital**
  - Maintain top quartile credit risk profile and superior risk management posture that supports strong returns ***of*** capital
- **Execute on our Community Bank Model – doing business on a "Local" basis**
  - Invest in our people and branches
  - Studies consistently show that small businesses continue to rank a conveniently located branch and access to an account officer as the top two features for which they look when considering a bank

"We want to ensure that our branches are staffed with real bankers, with much longer-than-average tenure, who can solve problems and build and maintain the kinds of relationships customers value."

-Chairman Harris H. Simmons, 2018 Year In Review

7

ZIONS BANCORPORATION

Balance Sheet Profitability

Zions' profitability has doubled since embarking on the efficiency initiative



Return on Assets
0.57%
0.68%
0.88%
0.74%
1.19%
1.33%
1.34%
1.26%
1.14%
4Q14
4Q15
4Q16
4Q17
2Q18
3Q18
4Q18
1Q19
2Q19



Return on Tangible Common Equity
5.0%
6.2%
8.4%
7.4%
12.4%
14.2%
14.5%
13.9%
12.7%
4Q14
4Q15
4Q16
4Q17
2Q18
3Q18
4Q18
1Q19
2Q19

Net Interest Income

Loan growth driving net interest income performance



Net Interest Income
Net Interest Margin
($mm)
$548
$565
$576
$576
$569
+4% YoY
3.56%
3.63%
3.67%
3.68%
3.54%
2Q18
3Q18
4Q18
1Q19
2Q19

- Up 4% over the year-ago period, to $569 million
- Down 1% over the prior quarter driven primarily by declines in loan yields and an increase in cost of deposits
- Average loans up 7%, average deposits up 3%
- Prior quarters included the following infrequent items:
  - *2Q19 NIM included a 1 bp benefit from $1 million in interest recoveries[(1)]*
  - *3Q18 NIM included a 2 bps benefit from $3 million in interest recoveries[(1)]*
  - *2Q18 NIM included a 1 bp benefit from $1 million in interest recoveries[(1)]*

(1) Interest income recoveries of greater than $1 million per loan

9

ZIONS BANCORPORATION

Net Interest Income Drivers: Average Loan and Deposit Growth

Strong loan growth in a lower rate environment, softening deposit growth

- Average loans held for investment: +7% over the year-ago period
- Average deposits: +3% over the year-ago period



Average Total Loans

—☐— *Loan Yields*



Average Total Deposits

—☐— *Cost of Total Deposits*

ZIONS BANCORPORATION

Net Interest Income Drivers: Yields and Costs

NIM compression reflects the effect of the lower rate environment

Net Interest Margin (NIM)



Relative to the *prior quarter*, the net interest margin was down 14 bps to 3.54%

- ~6 bps related to lower loan yields
- ~4 bps related to higher cost of deposits
- ~4 bps related to funding mix

ZIONS BANCORPORATION

Net Interest Income Drivers: Loan Growth

Moderate to strong loan growth achieved in certain targeted growth categories



Year-over-Year Loan Balance Growth
Total Loans: +7%

Note: circle size indicates relative proportion of loan portfolio as of 2Q19

Growth Rate: Year over Year

- 60%
- 50% — Other, 45%
- Municipal, 48%
- 40%
- 30% — C&D, 18%
- 1-4 Family, 8%
- Term CRE (ex-NRE), 7%
- C&I (ex-O&G), 4%
- 20% — Owner Occupied, 8%
- O&G, 12%
- 10%
- 0% — Home Equity, 4%
- -10%
- National Real Estate, -7%
- -20%
- -30%

$0 $5 $10 $15

Size of the Portfolio, in billions of dollars

Year over year:

- Loan growth predominantly in Municipal, Residential Mortgage (1-4 Family), Term CRE, Owner Occupied and C&I

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in 1-4 Family, Municipal, C&I and Owner-Occupied loans
- Stable to moderate growth in oil and gas and CRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (a division of Zions Bancorporation, N.A.) with a focus on small business loans with low LTV ratios, which generally are consistent with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Interest Rate Sensitivity

Zions is actively managing balance sheet sensitivity

Net Interest Income Sensitivity

Modeled Annual Change in a Interest Rate Environment[1]		
	+200 bps	**-200 bps**
Δ in Net Int. Inc.	6%	-8%
Assumed Beta of <u>Total</u> Deposits	31%	21%

Short Term Resets or Maturities *(loans only)*	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio
Prime and 1M Libor	47%	-3.4%	44%
2-3M Libor	4%	--	4%
4-12M Libor	4%	--	4%
Other Lns <12 months	7%	0.3%	7%
Longer-term Resets or Maturities			
1-5 years	26%	2.2%	28%
5+ years	13%	--	13%

Zions has been actively reducing interest rate sensitivity:

- $3.5 billion of interest rate floors as of 2Q19
- $2.3 billion of interest rate swaps as of 2Q19

Zions may add additional floors and swaps to hedge interest rate risk in preparation for further declines in benchmark interest rates

Historical Deposit Betas	2Q19 vs 2Q18	2Q19 vs 3Q15
Interest Bearing Deposit Beta	65%	30%
Total Deposit Beta	39%	17%
Total Funding Beta	50%	22%

[1] This 12-month simulated impact using a **static-sized balance sheet** and a **parallel shift** in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).

Source: Company filings and S&P Global Market Intelligence; Zions and the peer median experienced a cumulative 42% and 45% deposit beta during the 2004-2005 rising interest rate period, respectively; for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively

13

ZIONS BANCORPORATION

Noninterest Income

Moderate growth of 4% primarily due to robust lending activity

Customer-Related Fee Income [1]


($mm)
$125
$125
$128
$120
$130
2Q18
3Q18
4Q18
1Q19
2Q19

- Customer-related fee income up 4% from the year ago period due to strength in:
  - Lending activity
  - Capital markets product sales

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

14

ZIONS BANCORPORATION

Noninterest Expense



($mm)

+1% YoY

| 2Q18 | 3Q18 | 4Q18 | 1Q19 | 2Q19 |

- NIE (GAAP)   - Adjusted NIE (Non-GAAP)

- Total noninterest expense up 1% from the year-ago period

- Adjusted noninterest expense[1] up 1% from the year-ago period due to:

  - Increases in salaries, bonuses and benefits as a result of stronger profitability, additional employees and occupancy
  - Declines in FDIC premiums and professional and legal services
    - If adjusted for the elimination of the FDIC surcharge (4Q18 and later), adjusted noninterest expense increased 2.1%

- Continue investing in enabling technology and growing the business

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control



- The efficiency ratio[1] in 2Q19 was 59.0%, an improvement when compared to the year ago period and the prior quarter

- Adjusted net revenue growth: +4% from the year ago period

- Adjusted noninterest expense growth: +1% from the year ago period

- Committed to further improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

ZIONS BANCORPORATION

Credit Quality

Exceptional and solid credit quality

- **Key Credit Metrics:**
  - *Classified loans (1.6% of loans)*
    - Declined 19% from the prior year
    - Increased 6% from the prior qtr
  - *NPAs+90[1] (0.5% of loans + OREO)*
    - Declined 29% from the prior year
    - Increased 7% from prior qtr
  - *Annualized net loan losses of:*
    - 0.12% in 2Q19
    - 0.01% net charge-offs over the last 12 months

- **Allowance for credit losses**
  - 116 basis points of total loans and leases
  - 2.3x coverage of NPAs up from 1.6x coverage a year ago
  - 0.7x of classified loans compared with 0.6x a year ago



Credit Quality Ratios

Trailing 12 month net loan charge-offs/loans: 0.01%

Legend:
- NCOs / Loans (ann.)
- Classified / Loans
- NPAs +90/ Loans + OREO
- ACL / Loans

---

(1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

Next 12-Month Financial Outlook

	Outlook	Comments
Loan Balances	**Moderately Increasing**	• Efforts to reduce payoffs have been and are expected to be incrementally beneficial to loan growth rates
Net Interest Income	**Stable to Slightly Decreasing**	• Assumes rate cuts generally consistent with the forward curve • Assumes moderately declining securities portfolio balances
Loan Loss Provision	**Modest**	• Expect loan loss provisions to be modest • Assumes generally stable (benign) credit environment
Customer-Related Fees	**Slightly Increasing**	• Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Slightly Increasing**	• Actively mange NIE to reflect revenue growth
Tax Rate	**Stable**	• The effective tax rate is expected to be approximately 23%, *including* the effects of stock-based compensation[1]

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Deposit Growth by Account Type

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended June 30, 2019	March 31, 2019	December 31, 2018
Earnings Results:			
Diluted Earnings Per Share	$ 0.99	$ 1.04	$ 1.08
Net Earnings Applicable to Common Shareholders	189	205	217
Net Interest Income	569	576	576
Noninterest Income	132	132	140
Noninterest Expense	424	430	420
Pre-Provision Net Revenue (1)	294	285	305
Provision for Credit Losses	21	4	6
Ratios:			
Return on Assets(2)	1.14 %	1.26 %	1.34 %
Return on Common Equity(3)	10.8 %	11.9 %	12.4 %
Return on Tangible Common Equity(3)	12.7 %	13.9 %	14.5 %
Net Interest Margin	3.54 %	3.68 %	3.67 %
Yield on Loans	4.85 %	4.93 %	4.79 %
Yield on Securities	2.51 %	2.57 %	2.46 %
Average Cost of Total Deposits(4)	0.49 %	0.43 %	0.35 %
Efficiency Ratio (1)	59.0 %	60.2 %	57.8 %
Effective Tax Rate	22.7 %	22.3 %	22.1 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.52 %	0.50 %	0.55 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	0.12 %	- %	(0.07) %
Common Equity Tier 1 Capital Ratio	10.8 %	11.3 %	11.7 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

20

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding which are currently in the money and expire on May 22, 2020
- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $46.11 in 2Q19)
  - Net shares issued = shares issued from warrant exercise – shares repurchased

Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period



Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (2Q19 vs. 2Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	254	(115)	308	(30)	54	1	(8)	-	464
Owner occupied (ex-NRE)	140	131	63	92	44	(10)	26	-	486
Energy (Oil & Gas)	(46)	303	-	3	-	5	(1)	-	264
Municipal	121	95	100	6	100	70	118	61	671
CRE C&D	114	52	28	1	81	119	11	-	406
CRE Term (ex-NRE)	55	130	315	102	(6)	(19)	(41)	-	536
National Real Estate (NRE)	(112)	-	-	-	-	-	-	-	(112)
1-4 Family	117	370	7	19	(1)	43	13	11	579
Home Equity	(3)	37	36	(1)	22	10	3	-	104
Other	7	(21)	13	-	(10)	(2)	-	2	(11)
Total net loans	647	982	870	192	284	217	121	74	3,387

Linked Quarter Loan Growth (2Q19 vs. 1Q19)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	180	(74)	49	(97)	7	27	(1)	2	93
Owner occupied (ex-NRE)	(6)	35	(25)	18	31	(8)	12	-	57
Energy (Oil & Gas)	(3)	57	-	5	-	(2)	-	-	57
Municipal	50	24	29	(4)	82	5	78	21	285
CRE C&D	43	82	46	39	19	34	3	-	266
CRE Term (ex-NRE)	(38)	(9)	90	27	(13)	(12)	-	-	45
National Real Estate (NRE)	2	-	-	-	-	-	-	-	2
1-4 Family	19	101	2	7	12	7	4	(6)	146
Home Equity	18	13	10	-	2	6	(4)	-	45
Other	25	(9)	-	(7)	1	(1)	4	2	15
Total net loans	290	220	201	(12)	141	56	96	19	1,011

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Deposit Growth by Account Type

Year-over-Year Average Balance Deposit Growth: +3%



Deposit Growth by Product
2Q19 vs. 2Q18 (QTD Avg.)

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		2Q19	1Q19	4Q18	3Q18	2Q18
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 424	$ 430	$ 420	$ 420	$ 421
Adjustments:						
Severance costs		1	-	2	2	1
Other real estate expense		-	(1)	-	1	-
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	-
Restructuring costs		-	-	-	1	-
Total adjustments	(b)	1	(1)	2	4	1
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	423	431	418	416	420
Net Interest Income (GAAP)	(d)	569	576	576	565	548
Fully taxable-equivalent adjustments	(e)	7	6	6	5	5
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	576	582	582	570	553
Noninterest income (GAAP) [1]	(g)	132	132	140	136	138
Combined income	(f) + (g) = (h)	708	714	722	706	691
Adjustments:						
Fair value and nonhedge derivative income (loss)		(6)	(3)	(3)	-	-
Equity securities gains (losses), net		(3)	1	2	(1)	1
Total adjustments	(i)	(9)	(2)	(1)	(1)	1
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	717	716	723	707	690
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 284	$ 284	$ 302	$ 286	$ 270
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 294**	**$ 285**	**$ 305**	**$ 291**	**$ 270**
Efficiency Ratio [1]	(c) / (j)	**59.0 %**	**60.2 %**	**57.8 %**	**58.8 %**	**60.9 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		2Q19	1Q19	4Q18	3Q18	2Q18
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense** [1]	$424	$430	$420	$420	$421
	LESS adjustments:					
	Severance costs	1	-	2	2	1
	Other real estate expense	-	(1)	-	1	-
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	-	-
	Restructuring costs	-	-	-	1	-
(b)	*Total adjustments*	1	(1)	2	4	1
(a-b)=(c)	**Adjusted noninterest expense**	$423	$431	$418	$416	$420
(d)	Net interest income	569	576	576	565	548
(e)	Fully taxable-equivalent adjustments	7	6	6	5	5
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	576	582	582	570	553
(g)	Noninterest Income	132	132	140	136	138
(f+g)=(h)	**Combined Income**	$708	$714	$722	$706	$691
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	(6)	(3)	(3)	-	-
	Securities gains (losses), net	(3)	1	2	(1)	1
(i)	*Total adjustments*	(9)	(2)	(1)	(1)	1
(h-i)=(j)	**Adjusted revenue**	$717	$716	$723	$707	$690
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	$294	$285	$305	$291	$270
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	189	205	217	215	187
(l)	Diluted Shares	189,089	195,241	199,048	205,765	209,247
	GAAP Diluted EPS	0.99	1.04	1.08	1.04	0.89
	PLUS Adjustments:					
	Adjustments to noninterest expense	1	(1)	2	4	1
	Adjustments to revenue	(9)	(2)	(1)	(1)	1
	Tax effect for adjustments (25% for 2019, 38% prior periods)	(2)	(1)	-	1	-
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	(10)	(4)	1	4	2
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	**179**	**201**	**218**	**219**	**189**
(n)/(l)	Adjusted EPS	0.95	1.03	1.10	1.06	0.90
(o)	Average assets	69,855	68,584	67,025	66,374	66,505
(p)	Average tangible common equity	5,974	5,991	5,923	6,009	6,057
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.03%	1.19%	1.29%	1.31%	1.14%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	12.0%	13.6%	14.6%	14.5%	12.5%
(c)/(j)	Efficiency Ratio	59.0%	60.2%	57.8%	58.8%	60.9%

ZIONS BANCORPORATION